October 28, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Leland Benton
Craig E. Slivka

Re:	LGI Homes, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 9, 2013
File No. 333-190853

Ladies and Gentlemen:

Set forth below are the responses of LGI Homes, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 21, 2013, with respect to the above-captioned filing.

Concurrently with the submission of this letter, the Company has filed publicly its Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, the Company has repeated in italics the comments and requests for additional information as set forth in the Staff’s comment letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. Capitalized terms used but not defined in this letter shall have the meanings assigned to such terms in the Registration Statement.

Cover Page of Prospectus

1.	Please revise your artwork to indicate which markets your predecessor is active in and which the LGI/GTIS joint ventures are active in.

Response:

The Company acknowledges the Staff’s comment and has revised the artwork to indicate which markets the Company’s predecessor is active in and which markets the LGI/GTIS Joint Ventures are active in.

Securities and Exchange Commission

October 28, 2013

2.	The text accompanying your artwork is more appropriate to the fuller discussion in the prospectus where the full context and balance of the statements are clear.

Response:

The Company acknowledges the Staff’s comment and has removed the text accompanying the artwork.

Risk Factors, page 18

Future sales of our common stock could cause the market value of our common stock to decline and could result in dilution of your shares, page 39

3.	We note your disclosure on pages 40, 176, and 188 regarding Thomas Lipar’s ability to dispose of shares pledged to a financial institution to secure a borrowing within 90 days from the date of this prospectus. Please supplementally advise whether Mr. Lipar currently has an arrangement with a financial institution in which shares of company common stock secure a borrowing.

Response:

Mr. Lipar does not currently have any arrangements with a financial institution in which shares of the Company’s common stock secure a borrowing.

Unaudited Pro Forma Financial Information, page 50

Notes to Unaudited Pro Forma Balance Sheet, page 58

4.	You disclose on page 58 in Note (j) that management and executive bonuses to be earned through the closing date of your offering under your existing performance based cash bonus plan will be settled through the issuance of restricted stock units of equal value in connection with your offering. Please expand your disclosures to quantify the estimated bonus and the estimated number of restricted stock units that will be issued to settle the bonus.

Response:

The Company acknowledges the Staff’s comment and has expanded the disclosure in the Registration Statement to quantify the estimated bonus and the estimated number of restricted stock units that will be issued to settle the bonus. Please see pages 58 and F-11 of the Registration Statement.

Securities and Exchange Commission

October 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Overview, page 68

5.	We note the disclosure relating to your capital expenditures on page 70, added in response to comment eight of our letter dated October 3, 2013. Please also disclose that you have yet to generate revenues in your new markets.

Response:

The Company acknowledges the Staff’s comment and has disclosed that the Company has yet to generate revenues in its new communities. Please see page 70 of the Registration Statement.

Exhibit Index, page II-6

6.	Please file a signed copy of your legal opinion with your next amendment.

Response:

The Company acknowledges the Staff’s comment and has filed a signed copy of the legal opinion. Please see Exhibit 5.1 to the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact Norman Miller of Winstead PC at (713) 650-2652.

Very truly yours, LGI HOMES, INC.

By:	/s/ Eric Lipar
Eric Lipar Chief Executive Officer and Chairman of the Board

Enclosures

CC:	Norman Miller, Winstead PC

Warren Hoffman, Winstead PC

Timothy S. Taylor, Baker Botts L.L.P.